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                               May 5, 2023

       Chenggang Zhou
       Chief Executive Officer
       New Oriental Education & Technology Group Inc.
       No. 6 Hai Dian Zhong Street
       Haidian District
       Beijing 100080
       People   s Republic of China

                                                        Re: New Oriental
Education & Technology Group Inc.
                                                            Form 20-F for
Fiscal Year Ended May 31, 2022
                                                            Filed September 29,
2022
                                                            File No. 001-32993

       Dear Chenggang Zhou:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended May 31, 2022

       Item 3. Key Information, page 3

   1. We note your disclosure on page 1 where the defined terms "we" and "our" are used to describe the
"operations" of the VIEs. In future filings, please ensure that references to the
                                                        VIEs make clear that
while the VIEs conduct operations in China, that the VIEs
                                                        are consolidated for
accounting purposes and that the holding company does not conduct operations. In
addition, we note your definition of "China" does not include Hong Kong.
                                                        Please revise the
definition to clarify that the legal and operational risks associated with operating in China also
apply to any operations in Hong Kong. We also note that you have a school located in
Hong Kong and are listed on the Hong Kong Stock Exchange; please discuss in future
filings, the applicable laws and regulations in Hong Kong as well as the related risks and
consequences. Examples of applicable laws and regulations include, but
 Chenggang Zhou
FirstName  LastNameChenggang   Zhou Group Inc.
New Oriental  Education & Technology
Comapany
May  5, 2023NameNew Oriental Education & Technology Group Inc.
May 5,
Page 2 2023 Page 2
FirstName LastName
         are not limited to:
             Enforceability of civil liabilities in Hong Kong;
             China   s Enterprise Tax Law ("EIT Law");
             Regulatory actions related to data security or anti-monopoly concerns in Hong Kong and their potential impact on your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange; and
             Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight
impacts the company   s
              business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.
2. We note that on pages 81 to 84 you provide a description of your contractual arrangements with New Oriental China and Beijing Xuncheng. In future filings, please also provide such disclosure in this section. Additionally, with respect to the included structure chart, please identify the persons that own the equity of Seven Limited
         Partnerships and Linzhi Tencent Technology Co., Ltd.
Permissions Required from the PRC Authorities for Our Operations, page 6

3. In future filings, disclose each permission or approval that you, your subsidiaries, or the
         VIEs are required to obtain from Chinese authorities to operate your business. As one example only, you state on page 29 that your new business segment "DONG FANG
         ZHEN XUAN" requires permissions under the PRC Food Safety Law and PRC Product
         Quality Law. In addition, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you have obtained the requisite permissions and approvals to operate your business. If true, state as much and explain why such an opinion was not obtained.
4. We note your disclosure that you "believe [your] PRC subsidiaries and the consolidated affiliated entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations in China, including, among others, the private school operation permits and license for internet information services, or ICP license." The disclosure here should not be qualified by materiality. In future filings, please make appropriate revisions to your disclosure.
5. We note that the CSRC has recently announced regulations that outline the terms under which China-based companies can conduct offerings and/or list overseas. In future filings, please revise your disclosure to reflect these recent events and explain how the regulations apply to you and your ability to operate and offer securities.
Cash and Asset Flows through our Organization, page 7

6. In future filings, please amend your disclosure here and in the risk factors section to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong
         Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions
 Chenggang Zhou
New Oriental Education & Technology Group Inc.
May 5, 2023
Page 3
         and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the
         PRC government to transfer cash or assets. In this section, provide cross-references to these other discussions and to the condensed consolidating schedule and the consolidated financial statements.
The Holding Foreign Companies Accountable Act, page 7

7. We note your disclosure in paragraph 4 of page 5 that you are subject to complex and evolving PRC laws and regulations as well as your disclosure here regarding your and your auditor's compliance with the Holding Foreign Companies Accountable Act. In future filings, please also disclose here, the location of your auditor's headquarters as well as updates to account for the changes to the Holding Foreign Companies Accountable Act made in the Consolidated Appropriations Act, 2023.
D. Risk Factors
Summary of Risk Factors, page 14

8. In future filings, in the summary of risk factors, specifically discuss risks arising from the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. With respect to the summarized risk factors, include specific cross-references to the more detailed discussion of these risks in the filing.
Risks Related to our Business
Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection and cybersecurity may..., page 25

9. In light of recent events indicating greater oversight by the Cyberspace Administration of
       China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In addition, we note that you do not
FirstName LastNameChenggang Zhou
       appear to have relied upon an opinion of counsel with respect to your conclusions that you
Comapany    NameNewwith
       are compliant    Oriental Education &
                            the permissions    Technology
                                             and           Group
                                                 approvals of      Inc. If
true, state as much and
                                                              the CAC.
May 5,explain   why3such an opinion was not obtained.
        2023 Page
FirstName LastName
 Chenggang Zhou
FirstName  LastNameChenggang   Zhou Group Inc.
New Oriental  Education & Technology
Comapany
May  5, 2023NameNew Oriental Education & Technology Group Inc.
May 5,
Page 4 2023 Page 4
FirstName LastName
Risks Related to Doing Business in China
Our ADSs will be prohibited from trading in the United States under the Holding Foreign
Companies Accountable Act, or the HFCAA, in 2024..., page 45

10. We note your disclosure about the Holding Foreign Companies Accountable Act. In future filings, please expand your risk factors to disclose that the Holding Foreign Companies
         Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases
         the number of consecutive    non-inspection years    from three years
to two years, and thus
         reduces the time before your securities may be prohibited from trading or delisted. In addition, please disclose that the Commission conclusively identified you as
         a    Commission Identified Issuer    on October 21, 2022. Your revised
disclosure should
         explain why you were identified and provide any additional context necessary for investors to understand the meaning and significance to your operations of this determination. Update your disclosure to describe the potential consequences to you if the
         PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
General

11. In future filings, please refrain from implying that the contractual agreements are equivalent to equity ownership in the businesses of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.
         Additionally, your disclosure should clarify that you are the primary beneficiary of the
         VIE for accounting purposes. Some non-exclusive examples include:
             On page 3, you state that you rely on the VIE contracts to "control the business operations" of the VIE entities;
             On page 30, you reference being enabled by the VIE contracts to "have power to direct the activities" of the VIE entities;
             On page 32, you suggest contractual agreements could be as effective as equity ownership by stating that they "may" not be as effective as equity ownership;
             On page 81, you refer to having the "power to direct the activities" of New Oriental
              China;
             On page 82, you refer to having the "power to direct the activities" of Beijing
              Xuncheng; and
             On page 119, you state that you "control" the "management decisions" of the VIE entities.
 Chenggang Zhou
FirstName  LastNameChenggang   Zhou Group Inc.
New Oriental  Education & Technology
Comapany
May  5, 2023NameNew Oriental Education & Technology Group Inc.
May 5,
Page 5 2023 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Haiping Li